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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52121

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BURCH & COMPANY, INC.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

911 MAIN   SUITE 2222

(No. and Street)

KANSAS CITY   MISSOURI   64105
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. RANDAL BURCH   (816) 842-4660
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE LLC

(Name – if individual, state last, first, middle name)

1310 CARONDELET DRIVE, SUITE 333   KANSAS CITY MISSOURI 64114
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**


09059745

OATH OR AFFIRMATION

I, ____A. RANDAL BURCH_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____BURCH & COMPANY, INC._____ , as
of ____DECEMBER 31_____ , 20 _08___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
                                                        Signature

_____
                                                        Title

_____
                Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BURCH & COMPANY, INC.

FINANCIAL STATEMENTS
with
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2008

CUDNEY, ECORD, McENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

We have audited the accompanying statement of financial condition of Burch & Company, Inc. as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burch & Company, Inc. as of December 31, 2008, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane LLC

February 25, 2009

BURCH & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

Cash	$	23,804
Prepaid expenses		5,982
Refundable income taxes		13,864
Property and equipment, net of accumulated depreciation of $35,067 (Note 1)		34,187
Deferred tax asset (Note 1)		9,984
	$	87,821

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses		$	491
Subordinated borrowings (Note 3)			171,999
Total liabilities			172,490
Stockholder's equity:			
Common stock, $1 par value; 30,000 shares authorized, 1,000 issued and outstanding	1,000		
Additional paid-in capital	38,946		
Retained earnings (deficit)	(124,615)		(84,669)
		$	87,821

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF INCOME

For the year ended December 31, 2008

Revenues:		
Commissions		$ 822,468
Consulting and advisory		14,000
Administrative fee (Note 4)		165,840
Other		59,843
		1,062,151
Expenses:		
Commissions	682,142	
Employee compensation and benefits	230,744	
Professional services	40,555	
Rent	36,608	
Registration fees and bonding	19,542	
Office expenses	41,106	
Depreciation	6,660	
Other administrative expenses	71,296	1,128,653
Loss from operations		(66,502)
Other income (expense):		
Interest income	2,650	
Interest expense	(17,200)	(14,550)
Loss before taxes		(81,052)
Income tax benefits (Note 1):		
Current		(9,846)
Deferred		(853)
Net loss		$ (70,353)

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, January 1, 2008	$ 1,000	$ 30,969	$ (54,262)	$ (22,293)
Capital contributions	-	7,977	-	7,977
Net loss	-	-	(70,353)	(70,353)
Balance, December 31, 2008	$ 1,000	$ 38,946	$ (124,615)	$ (84,669)

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2008

Subordinated borrowings at January 1, 2008	$ 171,999
Changes in subordinated borrowings	-
Subordinated borrowings at December 31, 2008	$ 171,999

See the accompanying notes.

BURCH & COMPANY, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2008

Cash flows from operating activities:	
Net loss	$ (70,353)
Adjustments to reconcile net loss to net	
cash used by operating activities:	
Depreciation	6,660
Deferred tax benefit	(853)
Accrued interest revenue on officer's loan	(2,615)
Accrued interest payable on officer's loan	8,600
Decrease in receivables	7,591
Increase in prepaids	(5,982)
Increase in prepaid and refundable income taxes	(10,576)
Decrease in accounts payable	(30,191)
Net cash used by operating activities	(97,719)
Cash flows from financing activities:	
Capital contributions	7,977
Cash flows from investing activities:	
Officer advances, net	46,580
Decrease in cash	(43,162)
Cash at beginning of period	66,966
Cash at end of period	$ 23,804

Supplemental disclosures:		
Taxes paid during the year	$	761
Interest paid during the year	$	8,600
Noncash financing and investing transactions:		
Accrued interest receivable added to amount due from officer	$	2,615
Accrued interest payable applied to amount due from officer	$	8,600

See the accompanying notes.

1. **Summary Of Significant Accounting Policies**

Business activity

       Burch & Company, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is in the general securities business located in Kansas City, Missouri.

Securities and commission transactions

       Commission revenues and expenses are recorded on a trade date basis as securities transactions occur.

Concentrations

       Financial instruments

       Financial instruments that potentially subject the Company to significant concentrations consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions which at times may be in excess of FDIC insurance limits.

       The Company records commissions receivable from completed securities trades which are cleared on a fully disclosed basis, and upon the sale or at the closing date of other investment products.

       Product sales

       Commission revenues include a finder's fee from one merger and acquisition transaction that comprised 63% of total commissions.

Income taxes

       Current and deferred income taxes are determined in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109). Under SFAS 109, the amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred taxes relate to the timing of the deductibility of interest expense on shareholder loans, the use of accelerated depreciation methods and the election to expense property acquisitions for income tax purposes.

1. Summary Of Significant Accounting Policies (continued)

The components of the deferred tax asset on the balance sheet as of December 31, 2008 related to the following:

Interest expense	$9,800
Tax basis of property and equipment	184
Net deferred tax asset	$9,984

The current income tax benefit consists of the amounts refundable as a result of the carryback of the 2008 net operating loss of approximately $72,000.

Property and depreciation

Property and equipment at December 31, 2008 consists of the following and is depreciated using accelerated and straight-line methods over the following lives:

	Balance	Lives
Computer equipment	$11,892	5 years
Office furniture	16,999	7 years
Automobile	40,363	5 years
	69,254	
Less accumulated depreciation	35,067	
	$34,187	

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds and any highly liquid debt instruments with a maturity of three months or less at the time of purchase.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $23,313 which was $18,313 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio was .02 to 1.

3. **Subordinated Borrowings**

The borrowings under subordination agreements at December 31, 2008 are payable to the Company's sole shareholder as follows:

10% loan due November 30, 2010	$171,999

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. **Related Party Transactions**

Effective for new offerings from July 12, 2006 through April 14, 2008, the Company's former wholesale registered representatives responsible for selling the tenant-in-common interests for one customer were transferred to a new corporation, ARI Financial Services, Inc. (ARI), a commonly controlled entity that was 80% owned by the sole shareholder of the Company. On April 14, 2008, the Company's shareholder sold this interest to the other shareholder of ARI. The Company provided employee, office and other administrative services through the date of sale to ARI which reimbursed it $165,840 for these costs in 2008.

During 2008, the Company made additional advances of $7,331 to its officer/shareholder under a $52,565 6% demand note. Repayments on this note were $62,511, including $2,615 of interest income and $8,600 of subordinated loan interest applied. There is no outstanding balance on this note at December 31, 2008.

5. **Operating Lease**

On July 1, 2006, the Company entered into a lease agreement for office space which expires on June 30, 2009. Future minimum payments due under this lease are $17,826.

Rental expense for 2008 was $36,608.

6. **Defined Contribution Plan**

The Company has established a Simplified Employee Pension plan which provides for contributions of up to 25% of employee compensation. For 2008, there were no contributions to the plan.

SUPPLEMENTARY INFORMATION

BURCH & COMPANY, INC.

SUPPLEMENTARY INFORMATION

December 31, 2008

1. Computation of net capital under SEC rule 15c3-1

Total stockholder's equity	$ (84,669)
Subordinated borrowings allowable in computation of net capital	171,999
Deferred taxes	(9,984)
Nonallowable assets	(54,033)
Net capital	23,313
Minimum net capital required, the greater of $5,000 or 6⅔% of aggregate indebtedness	5,000
Excess net capital	$ 18,313
Aggregate indebtedness:	
Total liabilities	$ 172,490
Less subordinated borrowings	171,999
Aggregate indebtedness	$ 491
Ratio: Aggregate indebtness to net capital	.02 to 1

2. Computation for determination of reserve
    requirements under SEC rule 15c3-3

    The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control
    requirements under SEC rule 15c3-3

    The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

4. Reconciliation pursuant to SEC rule 17a-5(d)(4)

Net capital per December 31, 2008 Form X-17A-5	$ 23,313
Net capital per 1. above	$ 23,313

CUDNEY, ECORD, McENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Burch & Company, Inc.
Kansas City, Missouri

In planning and performing our audit of the financial statements of Burch & Company, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cudney, Ecord, McEnroe & Mullane

February 25, 2009